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SCHEDULE 13G/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

QUINTANA MARITIME LIMITED
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y7169G109
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7169G109	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) King Street Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 656,052
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 656,052
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,052
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. Y7169G109	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) King Street Capital, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,343,948
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,343,948
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,343,948
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. Y7169G109	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) King Street Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 656,052
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 656,052
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,052
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. Y7169G109	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) King Street Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,000,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. Y7169G109	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) O. Francis Biondi, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,000,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. Y7169G109	13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian J. Higgins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,000,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. (a)	Name of Issuer

Quintana Maritime Limited (the “Issuer”).

Item 1. (b)	Address of Issuer’s Principal Executive Offices

c/o Quintana Management LLC Attention: Vassilis Koutsolakos Pandoras 13 & Kyprou Street 166 74 Glyfada Greece

Item 2. (a)	Name of Person Filing

This Schedule 13G is being jointly filed by King Street Capital, L.P. (“KSC L.P.”), King Street Capital, Ltd. (“KSC Ltd.”), King Street Advisors, L.L.C. (“KSA”), King Street Capital Management, L.L.C. (“KSCM”), O. Francis Biondi, Jr. and Brian J. Higgins.  KSC L.P., KSC Ltd., KSA, KSCM and Messrs. Biondi and Higgins are collectively referred to herein as the “Reporting Persons”.

Item 2. (b)	Address of Principal Business Office or, if None, Residence

The principal business address of KSC Ltd. is:

c/o Codan Trust Company (B.V.I.) Ltd. Romasco Place, Wickhams Cay 1 P.O. Box 3140 Road Town, Tortola British Virgin Islands VG1110

The principal business address of each of the other Reporting Persons is:

65 East 55th Street 30th Floor New York, New York 10022

Item 2. (c)	Citizenship

Messrs. Biondi and Higgins are both United States citizens.  KSC Ltd. is a company organized under the laws of the British Virgin Islands.  Each of the other Reporting Persons is organized under the laws of the State of Delaware, U.S.A.

Item 2. (d)	Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2. (e)	CUSIP Number

Y7169G109

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act

(b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

(c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

(d)  [ ]  Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)  [ ]  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)

(f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F)

(g)  [ ]  Parent Holding Company, in accordance with Rule 13d- 1(b)(ii)(G)

(h)  [ ]  Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)  [ ]  Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

KSC L.P.   KSC L.P. may be deemed to beneficially own, and to share voting and dispositive power over, 656,052 shares of Common Stock held by it.  These shares represent 1.1% of the total outstanding shares of Common Stock.

KSC Ltd.  KSC Ltd. may be deemed to beneficially own, and to share voting and dispositive power over, 1,343,948 shares of Common Stock held by it.  These shares represent 2.3% of the total outstanding shares of Common Stock.

KSA.  Because KSA is the General Partner of KSC L.P., KSA may be deemed to beneficially own, and to share voting and dispositive power over, the 656,052 shares of Common Stock held by KSC L.P.  These shares represent 1.1% of the total outstanding shares of Common Stock.

KSCM.  Because KSCM has been delegated certain investment advisory responsibilities by KSA on behalf of KSC L.P. and is also the investment manager of KSC Ltd., KSCM may be deemed to beneficially own, and to share voting and dispositive power over, the 2,000,000 shares of Common Stock held by KSC L.P. and KSC Ltd.  These shares represent 3.5% of the total outstanding shares of Common Stock.

O. Francis Biondi, Jr.  Because Mr. Biondi is a Managing Member of both KSA and KSCM, Mr. Biondi may be deemed to beneficially own, and to share voting and dispositive power over, the 2,000,000 shares of Common Stock held by KSC L.P. and KSC Ltd.  These shares represent 3.5% of the total outstanding shares of Common Stock.

Brian J. Higgins.   Because Mr. Higgins is a Managing Member of both KSA and KSCM, Mr. Higgins may be deemed to beneficially own, and to share voting and dispositive power over, the 2,000,000 shares of Common Stock held by KSC L.P. and KSC Ltd.  These shares represent 3.5% of the total outstanding shares of Common Stock.

Because of the relationships described above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all of the shares of the Common Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

The share numbers referenced above are as of December 31, 2007.  The percentages of the outstanding shares of Common Stock referenced above was calculated based on 57,631,110 shares of Common Stock outstanding as of November 1, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2008

KING STREET CAPITAL, L.P. By: King Street Advisors, L.L.C., Its General Partner
By:	/s/ BRIAN J. HIGGINS
	Name:	Brian J. Higgins
	Title:	Managing Member

KING STREET CAPITAL, LTD.
By:	/s/ BRIAN J. HIGGINS
	Name:	Brian J. Higgins
	Title:	Director

KING STREET ADVISORS, L.L.C.
By:	/s/ BRIAN J. HIGGINS
	Name:	Brian J. Higgins
	Title:	Managing Member

KING STREET CAPITAL MANAGEMENT, L.L.C.
By:	/s/ BRIAN J. HIGGINS
	Name:	Brian J. Higgins
	Title:	Managing Member

/s/ O. Francis Biondi, Jr.
O. FRANCIS BIONDI, JR.

/s/ Brian J. Higgins
BRIAN J. HIGGINS

EXHIBIT A

The undersigned King Street Capital, L.P., King Street Capital, Ltd., King Street Advisors, L.L.C., King Street Capital Management, L.L.C., O. Francis Biondi, Jr. and Brian J. Higgins hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 14, 2008

KING STREET CAPITAL, L.P. By: King Street Advisors, L.L.C., Its General Partner
By:	/s/ BRIAN J. HIGGINS
	Name:	Brian J. Higgins
	Title:	Managing Member

KING STREET CAPITAL, LTD.
By:	/s/ BRIAN J. HIGGINS
	Name:	Brian J. Higgins
	Title:	Director

KING STREET ADVISORS, L.L.C.
By:	/s/ BRIAN J. HIGGINS
	Name:	Brian J. Higgins
	Title:	Managing Member

KING STREET CAPITAL MANAGEMENT, L.L.C.
By:	/s/ BRIAN J. HIGGINS
	Name:	Brian J. Higgins
	Title:	Managing Member

/s/ O. Francis Biondi, Jr.
O. FRANCIS BIONDI, JR.

/s/ Brian J. Higgins
BRIAN J. HIGGINS